Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

September 14, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	2005 Annual Report on Form 10-K
File No. 001-15811

Dear Mr. Rosenberg,

Confirming my conversation of this afternoon with Frank Wyman, we are in the process of preparing a response to your letter of August 31, 2006 and currently anticipate having it to you on or before September 29, 2006.

Sincerely,

/s/ Richard R. Whitt, III
Richard R. Whitt, III
Senior Vice President and
Chief Financial Officer